Exhibit 99.3

Email to Salix Employees

Dear Salix Employees,

As Valeant’s Chairman and CEO, I wanted to personally let you know how excited we are about today’s news that our two companies will be coming together. The agreement we announced today to combine Salix’s market-leading gastrointestinal (GI) business with Valeant will create an even stronger, growth- oriented specialty pharmaceutical company. Valeant recognizes the strength of Salix’s strong portfolio of specialty GI products, its outstanding sales and marketing capability, and promising pipeline and this transaction is truly a testament to the value created by all of your hard work.

For those of you who may not be familiar with Valeant, we are an international specialty pharmaceutical company headquartered in Laval, Quebec with a growth-oriented, operating model that is currently focused on dermatology, ophthalmology and emerging markets. We have grown from approximately $1 billion in revenue in 2008 to over $9 billion expected in 2015, through strong organic growth from our base businesses, coupled with active business development. We operate a decentralized business model, which empowers business leaders who are closer to the customer to make decisions that drive growth in their businesses. Like Salix, we share a commitment to providing exceptional service to the physicians who prescribe and recommend our products as well as the customers and patients who use them.

Valeant is committed to innovation through an output-driven model, which focuses on late-stage and lower-risk development projects. In 2014, we launched over 20 new products in the U.S., including products developed by Bausch + Lomb, which Valeant acquired in August of 2013. The outstanding success of the Bausch + Lomb brand under Valeant’s stewardship is a template for how we plan to approach the integration of Salix. Together, we will continue to emphasize innovation, focusing on bringing new products to market through acquisitions, line extensions and internal development.

Until the acquisition closes, which we expect to be in the second quarter of 2015, we must continue to operate as separate, independent organizations. In the meantime, we will begin integration planning and expect to share additional details with you in the coming weeks. Importantly, given Valeant’s limited overlap with Salix, we have no plans to reduce Salix’s specialty sales forces or hospital, key account and field reimbursement teams as a result of this combination, and we will determine the optimal size of Primary Care Sales Force through the integration process

While news of this kind has the potential to distract, I encourage you to stay focused on your day-to-day responsibilities and continue delivering against your goals. I am committed to communicating with you in an open and timely manner as our plans progress and look forward to speaking with the sales force teams on Monday or meeting with you on Tuesday morning, when I will be at Salix headquarters to discuss this important news.

I, like all of you, am excited about the growth prospects of our combined companies and believe there are many additional opportunities in the GI space for us to pursue. I look forward to working together to continue our success.

Best regards,

J. Michael Pearson

Chairman and CEO, Valeant

Additional Information

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Salix. At the time the tender offer is commenced Sun Merger Sub, Inc. and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC, and Salix will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Salix intend to mail these documents to the stockholders of Salix. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of Salix are urged to read them carefully when they become available. Stockholders of Salix will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Valeant files with the SEC will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC will be made available to all stockholders of Salix free of charge at www.salix.com.